		Exhibit 99(a)
HSBC Finance Corporation
Household Mortgage Loan Trust 2002-HC1

Original Principal
Class A	$892,791,000.00
Class M	$158,216,000.00

Number of Bonds (000's)
Class A	892,791
Class M	158,216

		2004 Totals

CLASS A
Class A Principal Payment		223,516,776.28
Class A Interest Payment		4,938,799.64

CLASS M
Class M Principal Payment		39,610,536.25
Class M Interest Payment		1,063,115.83